UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President & Chief Corporate, Securities and Finance Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-433-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05722G 100	Page 2 of 30 Pages

1		NAME OF REPORTING PERSONS General Electric Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 129,889,088.15
	8	SHARED VOTING POWER 587,221,633.85
	9	SOLE DISPOSITIVE POWER 129,889,088.15
	10	SHARED DISPOSITIVE POWER 587,221,633.85
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,110,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 3 of 30 Pages

1		NAME OF REPORTING PERSONS GE Investments, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,634,713.04
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,634,713.04
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,634,713.04
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 4 of 30 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 118,759,736.45
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 118,759,736.45
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,759,736.45
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 5 of 30 Pages

1		NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,634,713.04
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,634,713.04
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,634,713.04
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 6 of 30 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 462,827,184.36
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 462,827,184.36
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,827,184.36
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Baker Hughes, a GE company, a Delaware corporation (the “Issuer” or “BHGE”).  The Issuer’s principal executive offices are dual located at 17021 Aldine Westfield Road, Houston, Texas 77073, and The Ark, 201 Talgarth Road, Hammersmith, London, UK, W6 8BJ, United Kingdom.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Each share of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer, together with one membership unit (a “Common Unit” and together with one share of Class B Common Stock, a “Paired Interest”) of Baker Hughes, a GE company, LLC, a Delaware limited liability company (“BHGE LLC”), exchangeable for one share of Class A Common Stock pursuant to the Exchange Agreement (as described in Item 6 below, subject to adjustment as described in Exchange Agreement).

Item 2.	Identity and Background.

(a) – (c), (f)

This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.
General Electric Company (“GE”), a corporation incorporated under the laws of the State of New York.  The principal business of GE is providing global diversified infrastructure and financial services.  The principal business address and principal office address of GE is 41 Farnsworth Street, Boston, Massachusetts 02210.

2.
GE Investments, Inc. (“GE Investments”), a corporation incorporated under the laws of the State of Delaware, is a holding company.  The principal business address and principal office address of GE Investments is 901 Main Avenue, Norwalk, Connecticut 06851-1168.

3.
GE Oil & Gas US Holdings IV, Inc. (“GE O&G US Holdings IV”), a corporation incorporated under the laws of the State of Delaware, is a holding company.  The principal business address and principal office address of GE O&G US Holdings IV is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

4.
GE Holdings (US), Inc. (“GE Holdings US”), a corporation incorporated under the laws of the State of Delaware, is a holding company.  The principal business address and principal office address of GE Holdings US is 901 Main Avenue, Norwalk, Connecticut 06851-1168.

5.
GE Oil & Gas US Holdings I, Inc. (“GE O&G US Holdings I”), a corporation incorporated under the laws of the State of Delaware, is a holding company.  The principal business address and principal office address of GE O&G US Holdings I is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedules I through V hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Class A Common Stock.

(d) – (e)          During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’ knowledge, none of the directors or executive officers of such Reporting Person listed in Schedules I through V hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Paired Interests exchangeable for the Class A Common Stock beneficially owned by the Reporting Persons other than as described in the first paragraph of Item 4 below was the Reporting Persons’ working capital.

Item 4.	Purpose of Transaction.

Purpose of the Transaction

The Reporting Persons acquired the Class B Common Stock and Common Units pursuant to the terms of the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among GE, Baker Hughes Incorporated (“Baker Hughes”), Bear NewCo, Inc. (which was renamed BHGE) and Bear MergerSub, Inc., as amended by the Amendment to Transaction Agreement and Plan of Merger, dated as of March 27, 2017, among GE, Baker Hughes, BHGE, Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (the “Transaction Agreement”).  The Transaction Agreement is attached hereto as Exhibits 99.2 and 99.3 and incorporated herein by reference.  The shares of Class B Common Stock, together with corresponding Common Units, as Paired Interests, are exchangeable for shares of Class A Common Stock pursuant to the Exchange Agreement (as described in Item 6 below).  The purpose of the Transactions (as defined in the Transaction Agreement) was to combine the Reporting Persons’ oil and gas business with Baker Hughes to create a world-leading oil and gas technology and services provider.  Pursuant to the Transaction Agreement, the Reporting Persons contributed to the Issuer and its subsidiaries GE’s oil and gas business and cash in an amount equal to approximately $7.4 billion in exchange for approximately 62.5% of the outstanding Common Units and shares of the Issuer’s Class B Common Stock equal to approximately 62.5% of Common Stock  outstanding immediately following the closing of the Transactions.

Plans or Proposals

The Reporting Persons, as investors in the Issuer, intend to review continuously their investment in the Issuer, the Issuer’s business affairs and general industry and economic conditions, and the Reporting Persons’ other business opportunities and liquidity considerations.  Based on such review, the Reporting Persons may at any time and from time to time determine (subject to applicable law and the terms of (i) the Amended & Restated Limited Liability Company Agreement, dated as of July 3, 2017 (the “Closing Date”), among BHGE LLC, EHHC NewCo, LLC, a subsidiary of the Issuer (“EHHC”), CFC Holdings, LLC, a subsidiary of the Issuer  (“CFC Holdings”), and the Reporting Persons (as it may be amended from time to time, the “BHGE LLC Agreement”), (ii) the Exchange Agreement, dated as of the Closing Date, among GE, the Issuer and BHGE LLC (as it may be amended from time to time, the “Exchange Agreement”), which GE O&G US Holdings IV, GE Holdings US and GE O&G US Holdings I joined by executing Joinder Agreements also dated July 3, 2017,

(iii) the Registration Rights Agreement, dated as of the Closing Date, between GE and the Issuer (as it may be amended from time to time, the “Registration Rights Agreement”) and (iv) the Stockholders Agreement, dated as of the Closing Date, between the GE and the Issuer (as it may be amended from time to time, the “Stockholders Agreement”)) to take an action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including the Reporting Persons or other persons acquiring securities or additional securities of the Issuer, through open market purchases, private agreements or otherwise; disposing of all or a portion of the securities of the Issuer owned by them through open market sales, private agreements, exchanges of Paired Interests for shares of Class A Common Stock pursuant to the Exchange Agreement, or through a spin-off or split-off to GE’s shareholders (including through a Permitted Spin Transaction (as defined in the BHGE LLC Agreement)); and business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer (as described in Item 6 below, GE has the right under the Stockholders Agreement to designate a majority of the directors on the Issuer’s board of directors and intends to do so for so long as it has such right), changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, shared service agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer. Any action or actions the Reporting Persons might undertake in respect of the Issuer’s securities will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s and the Reporting Persons’ business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons (as applicable) pursuant to the terms of the BHGE LLC Agreement, Exchange Agreement, Registration Rights Agreement, Stockholders Agreement and the other matters described therein, is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a)          Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.  The percentages reported herein are calculated based upon 717,110,722 shares of Class B Common Stock and 427,705,723 shares of Class A Common Stock issued in connection with the Transactions, assuming the exchange of all Class B Common Stock into Class A Common Stock (for a total of 1,144,816,445 shares of Class A Common Stock on a fully exchanged basis).

To the best knowledge of the Reporting Persons, the following persons beneficially own the shares of Class A Common Stock set forth below:

•	Jeffrey R. Immelt, Director and Chief Executive Officer, General Electric Company, holds 10,000 shares of Class A Common Stock; and

•	W. Geoffrey Beattie, Director, General Electric Company, holds 6,509 shares of Class A Common Stock.

(b)          Except as described below, the numbers of shares of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)          Other than as disclosed in this Schedule 13D, no transactions involving shares of Class A Common Stock were effected during the past sixty days.

(d)          No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Class A Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders Agreement

General

In connection with the consummation of the Transactions on the Closing Date, GE and BHGE entered into the Stockholders Agreement, which sets forth, among other things, certain rights of GE and BHGE concerning the corporate governance of BHGE, transfer restrictions on Common Stock held by GE and its affiliates, restrictions on acquisitions of Common Stock by GE and its affiliates or dispositions of Common Stock held by GE and its affiliates, preemptive rights and related party transactions.

The following summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference. For purposes of this summary, a reference to GE’s affiliates does not include BHGE, and a reference to BHGE’s affiliates does not include GE.

Corporate Governance

Board Composition

The Stockholders Agreement provides that BHGE’s board of directors (the “BHGE Board”) consists of eleven members, of which, initially:

•	Six directors were designated by GE, including the Chairman of the BHGE Board. These directors (and their successors) are referred to as the “GE directors.”

•
Five directors were designated by Baker Hughes, including Martin Craighead, the former CEO of Baker Hughes, and four directors reasonably acceptable to GE that meet the independence standards under New York Stock Exchange LLC (“NYSE”) listing rules. These directors (and their successors) are referred to as the “non-GE directors.”

Pursuant to the Stockholders Agreement, GE has the right to designate directors for nomination by the BHGE Board for election and maintain its proportional representation on the BHGE Board so long as GE (a) either beneficially owns at least 50% of the voting power of Common Stock, or (b) is required to consolidate the financial statements of BHGE in accordance with generally accepted accounting principles in the United States (“GAAP”) with those of GE during any fiscal year. The date on which both (a) and (b) in the foregoing sentence are no longer true is referred to as the “Trigger Date.”

Notwithstanding the foregoing, both the GE directors’ and the non-GE directors’ proportional representation on the BHGE Board may decrease in the event that director designation rights are granted to a seller or target company in an arm’s-length acquisition or merger by BHGE, and such director designation rights increase the size of the BHGE Board.

The Stockholders Agreement provides that successor non-GE designated directors will be designated by the Governance & Nominating Committee. The Governance & Nominating Committee consists of five directors, three of whom must be “Company Independent Directors.” Company Independent Directors are each of the four independent directors initially designated by Baker Hughes and any successor who:

•	meets the independence standards under NYSE rules;

•	is not a director designated by GE;

•	is not a current or former member of the board of directors of GE or officer or employee of GE or its affiliates;

•	does not and has not had any other substantial relationship with GE or its affiliates; and

•	is designated by the Governance & Nominating Committee as a “Company Independent Director.”

Director Nomination, Removal and Vacancies

Until the Trigger Date, GE has the right to designate six nominees to the BHGE Board at any annual or special meeting of stockholders of BHGE at which directors will be elected, and has the authority to nominate, elect and remove such GE-designated directors.

In the event there is a vacancy on the BHGE Board with respect to any director who was not designated by GE, the Governance & Nominating Committee will fill such vacancy or designate a person for nomination reasonably acceptable to GE.

Committees

The Stockholders Agreement provides that the BHGE Board initially has an Audit Committee, Compensation Committee, Governance & Nominating Committee and Conflicts Committee composed as follows:

•	Audit Committee. The Audit Committee has three directors, including at least one Company Independent Director.

•	Compensation Committee. The Compensation Committee has at least one non-GE director.

•	Governance & Nominating Committee. The Governance & Nominating Committee has five directors, including at least three Company Independent Directors.

•
Conflicts Committee. The Conflicts Committee is a subcommittee of the Governance & Nominating Committee, and will, among other things, review and approve all related party transactions above certain materiality or dollar thresholds, other than those contemplated by the Transaction Agreement, the BHGE Charter, the BHGE Bylaws, the Stockholders Agreement, the BHGE LLC Agreement, the Exchange Agreement, the Registration Rights Agreement, the Tax Matters Agreement, the GE Digital Master Products and Services Agreement, the Intercompany Services Agreement, the Non-Competition Agreement, the Channel Agreement, the IP Cross-License Agreement, the Trademark License Agreement and the Supply Agreements and certain ancillary agreements related to the Transactions (collectively, the “Transaction Documents”). The related party transactions contemplated by the Transaction Documents have been approved by the BHGE Board, as further described below.  The Conflicts Committee consists solely of Company Independent Directors (who, among other things, will not have any substantial relationship with GE or its affiliates), has the authority to obtain assistance from employees of BHGE, including legal and financial staff, and has the power to retain independent outside advisors as it deems necessary.

•
Other Committee Composition. The number of directors not designated by GE on all other committees of the BHGE Board would be proportional to the number of directors not designated by GE on the BHGE Board; provided that, each such committee has at least one Company Independent Director.

GE Agreement to Vote

The Stockholders Agreement provides that GE must cause its shares of Common Stock to be present for quorum purposes at any stockholder meeting, vote in favor of all non-GE directors, and not vote in favor of the removal of any non-GE director other than for cause.

Restrictions on Transfers and Acquisitions

Lockup

For two years following the Closing Date, GE and its affiliates are prohibited from transferring any shares of Common Stock to any person that is not an affiliate of GE unless approved by the Conflicts Committee.

After the expiration of the two-year lockup period, GE and its affiliates will generally be permitted to transfer their shares of Common Stock; provided, they will be prohibited from transferring (without the prior consent of the Conflicts Committee) any shares of Common Stock to any person that is not an affiliate of GE or to any “group” (as such term is used in Section 13(d) of the Exchange Act) if such person or group would beneficially own more than 15% of the voting power of the outstanding shares of Common Stock after such transfer. This 15% ownership restriction will not apply to widely distributed public offerings of Common Stock (including pursuant to “spin-off” and “split-off” transactions).

In addition, following the fifth anniversary of the Closing Date, transfers are permitted by GE and its affiliates with respect to (i) transfers of all of GE’s Paired Interests or (ii) all of its shares of Class A Common Stock (after exchanging all of its Paired Interests into Class A Common Stock pursuant to the provisions of the Exchange Agreement described herein) if (1) the buyer agrees to purchase all shares of Common Stock held by non-GE stockholders for the same consideration and on otherwise substantially the same terms and conditions and (2) the transaction does not result in the buyer owning 100% of the Common Stock, and the buyer either (a) agrees to assume GE’s obligations under the Stockholders Agreement or (b) enters into a stockholders agreement with BHGE containing substantially the same terms and conditions as those contained in the Stockholders Agreement.

Standstill and Squeeze-Out Transactions

For five years following the Closing Date, GE and its representatives or affiliates cannot acquire or seek to acquire additional shares of Common Stock that would result in GE and its affiliates beneficially owning more than 65% of the voting power of the outstanding shares of Common Stock; provided that GE is permitted to make a private proposal for such an acquisition to non-GE directors that would not be reasonably expected to require BHGE to make any public announcement. Notwithstanding the foregoing, the following is not prohibited:

•
GE or any of its representatives or affiliates can acquire Common Stock by way of stock splits, stock dividends, reclassifications or other distributions by BHGE to all holders of Common Stock on a pro rata basis.

•	Acquisitions by GE or any of its representatives or affiliates of Common Stock approved by the Conflicts Committee or pursuant to the exercise of GE’s preemptive rights (described below).

•	Acquisitions by GE or any of its affiliates of Common Stock pursuant to the Exchange Agreement and the BHGE LLC Agreement.

Additionally, during the five-year standstill period following the Closing Date, GE and its representatives or affiliates cannot (a) participate in the “solicitation” of “proxies” (as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”)) or announce any intention to effect or participate in the solicitation of proxies in connection with election and removal of non-GE directors, (b) solicit or knowingly encourage or facilitate any third party to engage in such solicitation, (c) make any public statement or a statement to another stockholder in support of such third-party solicitation or against any of BHGE’s director nominees, (d) form any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with respect to any Common Stock, or (e) call a special meeting of the stockholders. The actions described in (d) and (e) are only prohibited if in furtherance of the actions described in (a), (b) and (c).

Buyout

Any proposal by GE or any of its affiliates to acquire all of the shares of Common Stock held by non-GE stockholders must be (i) subject to review, evaluation and approval of the Conflicts Committee and (ii) submitted for approval to the stockholders of BHGE, with a non-waivable condition that a majority of the shares held by non-GE stockholders approve the transaction (or equivalent tender offer condition).

Preemptive Rights

To the extent permitted under NYSE rules, BHGE granted GE the right to purchase its pro rata portion of any securities of BHGE (other than excluded securities, as described below) that BHGE proposes to issue or sell. Such excluded securities include securities issued by BHGE in connection with (i) a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option, employee stock purchase or similar equity-based plans or other compensation agreement, (ii) any acquisition by BHGE of the stock, assets, properties or business of any person, (iii) a stock split, stock dividend or any similar recapitalization, or (iv) any issuance of warrants or other similar rights to purchase Common Stock to lenders or other institutional investors in any arm’s-length transaction providing debt financing to BHGE.

If stockholder approval is required under the NYSE rules for the issuance or sale of securities, BHGE may issue or sell securities to such other persons prior to obtaining such stockholder approval subject to a notice of issuance, and BHGE will use its reasonable best efforts to obtain such approval. After receipt of such approval, BHGE will issue or sell the securities that GE has irrevocably elected to purchase to GE, on the terms set forth in the relevant notice of issuance. Following Closing, for as long as GE holds a majority of the voting power of BHGE, GE will have the power, without the affirmative vote of any other BHGE stockholder, to provide any stockholder approval required under the NYSE rules in connection with the issuance of securities of BHGE to GE.

Related Party Transactions

Under the Stockholders Agreement, any transaction between BHGE, on the one hand, and GE or its affiliates (other than BHGE), on the other hand, which is referred to as a related party transaction, is required to be on arm’s-length terms and in the best interests of BHGE. All proposed related party transactions contemplated by the Transaction Documents have been approved by the BHGE Board while the BHGE Board consisted solely of directors designated by Baker Hughes and it was a wholly owned subsidiary of Baker Hughes. Any amendments to, or modifications or terminations of, or material waivers, consents or elections under, any related party transaction (other than any related party transaction under the Transaction Documents), require the prior written approval of the Conflicts Committee, subject to and consistent with the related party transaction policy (as set forth below). Any material amendments or modifications or terminations of any of the Transaction Documents or material waivers, consents (other than any consents of the managing member of BHGE LLC contemplated by the BHGE LLC Agreement where neither GE nor its affiliates is a counterparty to or beneficiary of the matter in question, and such matter would not otherwise require the prior written approval of the Conflicts Committee) or elections of BHGE’s or BHGE LLC’s rights under any of the Transaction Documents, require the prior written approval of the Conflicts Committee.

All related party transactions that are not contemplated by the Transaction Documents are governed by a related party transactions policy. Pursuant to the related party transactions policy, related party transactions that involve payments in excess of $25 million (individually or in the aggregate with all substantially related payments) or that are otherwise material (with materiality determined in a manner consistent with BHGE’s SEC disclosure requirements) are subject to the prior written approval of the Conflicts Committee. Related party transactions below the $25 million threshold may be approved by BHGE management, provided that the proposed transaction is on an arm’s-length basis and in the best interests of BHGE. Such transactions must be reported to the Conflicts Committee on a quarterly basis.

Financial Information

Until the end of the fiscal year in which the Trigger Date occurs, BHGE is subject to financial reporting requirements to GE. BHGE will provide GE with quarterly and annual historical financial information needed by GE to issue its own earnings releases and public filings. Additionally, BHGE will deliver to GE a substantially final form of its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q (and any information in support thereof) no later than one day prior to filing such documents with the SEC. Such reporting requirements are on a quarterly or annual basis. BHGE is also required to cooperate with GE in connection with the preparation of any filings made by GE with the SEC or any securities exchange. BHGE will also use commercially reasonable efforts to file its annual and quarterly reports with the SEC on or about the same date as GE’s planned filing date with the SEC for annual and quarterly reports for the corresponding period; however, BHGE will not file a report in any given period prior to GE filing its own prior report for the corresponding period, unless BHGE is so required by law. BHGE will also provide GE with information requested by GE in connection with its press releases and public filings and advance notice of all meetings to be held by BHGE with financial analysts and ratings agencies.

After the Trigger Date, as long as GE beneficially owns at least 10% of the voting power of BHGE, BHGE is required to use commercially reasonable efforts to provide GE with such other financial information and analyses that may be necessary for GE and its affiliates to comply with applicable financial reporting requirements or its customary financial reporting practices; provided that GE and its affiliates do not disclose any material non-public information of BHGE except pursuant to mutually agreed policies and procedures or as required by applicable law. Additionally, as long as GE and its affiliates own at least 10% of the outstanding shares of Common Stock, on any date during the applicable fiscal year, GE will have the right to review press releases, public statements, reports and other information in advance so that GE or its affiliates can comply with applicable financial reporting requirements or customary practices.

Termination

The Stockholders Agreement automatically terminates in the event GE and its affiliates (a) no longer own any shares of Common Stock or (b) own 100% of the outstanding shares of Common Stock. However, GE’s and BHGE’s agreements under the Stockholders Agreement with respect to the following provisions will survive the termination of the Stockholders Agreement: confidentiality, compensation for providing information, record retention, liability for the accuracy of estimates or forecasts absent willful misconduct, cooperation with respect to third-party litigation, privilege and dispute resolution and certain miscellaneous provisions. The provisions of the Stockholders Agreement regarding providing to GE annual and quarterly financial information, financial planning and analysis reports and any other information reasonably requested by GE in the preparation of its press releases and other public filings survive for so long as GE or its affiliates are required, in accordance with GAAP or SEC reporting requirements, to include financial or other information about BHGE in GE’s financial statements, but only to the extent (a) directly relating to the information about BHGE that GE and its affiliates (other than BHGE) are required to include in its financial statements and (b) relating to a fiscal year in which GE and its affiliates beneficially owned at least 10% of the outstanding shares of Common Stock on any date during such fiscal year.

BHGE LLC Agreement

BHGE operates its business through BHGE LLC and its subsidiaries. At Closing, BHGE LLC entered into and is governed by the BHGE LLC Agreement, which sets forth, among other things, certain transfer restrictions on Common Units, and rights to acquire Common Units in certain circumstances.

The following summary of the terms of the BHGE LLC Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement which is filed as Exhibit 99.5 hereto and incorporated herein by reference.

Appointment as Manager

Under the BHGE LLC Agreement, EHHC, a wholly owned subsidiary of BHGE, is the sole managing member of BHGE LLC. BHGE is the sole managing member of EHHC.  As the managing member of BHGE LLC, EHHC conducts, directs and exercises full control over all activities of BHGE LLC, including day-to-day business affairs and decision-making of BHGE LLC, without the approval of any other member. As such, EHHC, through BHGE LLC’s officers, is responsible for all operational and administrative decisions of BHGE LLC and the day-to-day management of BHGE LLC’s business. Pursuant to the terms of the BHGE LLC Agreement, EHHC is not permitted, under any circumstances, to be removed as managing member except by the election of EHHC.

Compensation

EHHC is not entitled to compensation for its services as managing member. It is entitled to reimbursement by BHGE LLC for fees and expenses incurred on behalf of BHGE LLC, including all expenses associated with BHGE being a public company and maintaining BHGE LLC’s corporate existence.

Units

The BHGE LLC Agreement provides that initially there is one class of Common Units, which are held initially by BHGE, indirectly through EHHC and CFC Holdings, and by GE or GE’s affiliates. Subject to the provisions of the Exchange Agreement and certain exceptions permitted under the BHGE LLC Agreement, the number of Common Units outstanding will equal the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding. Additionally, if BHGE issues a share of Class A Common Stock, including in connection with an equity incentive or similar plan, BHGE LLC will also issue a corresponding Common Unit to BHGE or one of its direct subsidiaries.

Allocations and Distributions

Allocations. Pursuant to the BHGE LLC Agreement, items of income, gain, loss or deduction of BHGE LLC generally are allocated among the members for capital account purposes and for tax purposes so that the capital account balance of each member, after making the allocation is, or is as nearly as possible, equal to the distributions that would be made to the member if BHGE LLC sold all its assets for cash and its net assets were distributed to members in liquidation of BHGE LLC. The BHGE LLC Agreement provides that BHGE LLC makes liquidating distributions to members on a pro rata basis in proportion to the number of Common Units held by each member. Accordingly, it is expected that, subject to the provisions of the Tax Matters Agreement, by and among BHGE, GE, EHHC and BHGE, dated as of July 3, 2017 (the “Tax Matters Agreement”), items of income, gain, loss or deduction of BHGE LLC generally will be allocated among members on a pro rata basis in proportion to the number of Common Units held by each member.

Distributions. In general, under the BHGE LLC Agreement, BHGE LLC may make distributions to its members from time to time at the discretion of the managing member of BHGE LLC. Such distributions generally will be made to the members on a pro rata basis in proportion to the number of Common Units held by each member on the record date for the distribution. BHGE LLC is not required to make distributions to the extent that such distributions would render BHGE LLC insolvent or if such distribution would violate any applicable law.

Tax Distributions. In connection with the filing of a tax return by BHGE, or another time when BHGE is required to satisfy a tax liability or make a payment under the Tax Matters Agreement, BHGE LLC will be required to make distributions to members, on a pro rata basis in proportion to the number of Common Units held by each member, in amounts that enable BHGE to meet its tax obligations and obligations under the Tax Matters Agreement. If BHGE LLC does not have sufficient funds to make full pro rata tax distributions to all members, BHGE members will be entitled to receive a full tax distribution and the other members will receive pro rata tax distributions of the remaining amount available and will be entitled to receive catch-up tax distributions from BHGE LLC as soon as funds become available.

Tax Benefit Payments. In accordance with the Tax Matters Agreement, BHGE LLC may be required to make payments to BHGE members or GE relating to the sharing of certain tax benefits. To the extent a payment is made, any future non-tax distributions to the other party will be correspondingly reduced.

Acquisition of Units

If BHGE LLC issues additional Common Units to BHGE members under certain circumstances, including following the issuance of shares of Class A Common Stock in connection with an equity incentive or similar plan, GE will have the right to purchase such number of Paired Interests, subject to adjustment under the Exchange Agreement, or Common Units as would result in GE holding the same percentage of the total outstanding Common Units as it held prior to the issuance of Common Units to BHGE members. If GE is permitted under the terms of the Stockholders Agreement to purchase additional shares of Class A Common Stock, it will have the right, instead, to purchase Paired Interests on the terms and conditions set forth in the BHGE LLC Agreement.

Repurchase or Redemption of BHGE Equity Securities

The BHGE LLC Agreement provides that if at any time any shares of Class A Common Stock are repurchased or redeemed by BHGE for cash, then, except to the extent that BHGE otherwise has cash available to make such repurchase or redemption, EHHC, as managing member, will cause BHGE LLC to repurchase or redeem an appropriate number of Common Units held by BHGE members for an aggregate repurchase or redemption price equal to the aggregate repurchase or redemption price of the shares of Class A Common Stock of BHGE being repurchased or redeemed.

Transfer Restrictions

No holder of Common Units or shares of Class B Common Stock is able to transfer its Common Units or Class B Common Stock except for transfers (i) pursuant to the Exchange Agreement, (ii) in accordance with the terms explained below and the terms of the Stockholders Agreement, (iii) by the holders of equity securities in BHGE (other than Class B Common Stock) or (iv) approved in writing by the managing member, EHHC.

The BHGE LLC Agreement permits GE, subject to certain conditions, to transfer its Class B Common Stock and Common Units to a corporate subsidiary, which is referred to as “Spinco,” and then transfer the stock of Spinco to GE shareholders in a “spin-off” or “split-off” transaction. Such spin-off or split-off transaction will generally be permitted only if Spinco is combined with BHGE in a merger transaction, which is referred to as the “Spinco Merger,” in which Spinco shareholders will exchange their shares of Spinco stock for shares of Common Stock. No approval or other action of the Conflicts Committee will be required with respect to these transactions so long as (i) the number of shares of Spinco stock are equal to the number of Paired Interests held by Spinco, (ii) the exchange ratio of Spinco stock for Common Stock in the Spinco Merger is equal to the then-current exchange rate set forth in the Exchange Agreement and (iii) Spinco has no liabilities other than certain specified liabilities. In addition, in connection with the Spinco Merger, BHGE will be required to enter into customary transaction documents, including customary additional documentation if GE intends for the spin-off or split-off transaction to qualify for tax-free treatment. Notwithstanding the foregoing, if the Conflicts Committee objects to or proposes to modify any other term of the Spinco Merger (other than to enforce the key conditions and customary nature of the documentation described above), GE may undertake the spin-off and split-off transaction without the Spinco Merger so long as Spinco agrees to assume GE’s obligations under the Stockholders Agreement. GE’s right to effect a spin-off or split-off transaction as described above is also subject to the terms of the Stockholders Agreement, including the restriction on transferring shares of Common Stock for two years.

Dissolution

The BHGE LLC Agreement provides that the unanimous consent of all members holding voting Common Units is required to voluntarily dissolve BHGE LLC. In addition to a voluntary dissolution, BHGE LLC may be dissolved upon the entry of a decree of judicial dissolution or upon other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation are distributed in the following order: (i) pay the expenses of winding up BHGE LLC; (ii) pay debts and liabilities owed to creditors of BHGE LLC; and (iii) to the members pro rata in accordance with their respective percentage ownership interests in BHGE LLC (as determined based on the number of Common Units held by a member relative to the aggregate number of all outstanding Common Units).

Corporate Opportunities and Waiver of Fiduciary Duty

The BHGE LLC Agreement provides that, subject to the Stockholders Agreement, GE and BHGE LLC may enter into certain agreements or transactions with each other or agree to restraints on their competition with each other, and such agreements or restraints on competition will not be considered contrary to any fiduciary duty owed by GE or any officer or director of BHGE LLC to BHGE LLC or any holder of an equity interest in BHGE LLC. The BHGE LLC Agreement also provides that, subject to certain limitations, GE has no duty to refrain from (i) engaging in the same or similar business activities or lines of business as BHGE LLC or (ii) doing business with any of the clients, customers or vendors of BHGE LLC, and neither GE nor any of its officers or directors will be deemed to have breached any fiduciary duty owed to BHGE LLC because it engages in any of the preceding activities.

Indemnification and D&O Insurance

The BHGE LLC Agreement provides for indemnification by BHGE LLC of any member or affiliate, the managing member or any of its affiliates, any officer of BHGE or any of its direct or indirect subsidiaries, or any individual who, while an officer of BHGE LLC or any of its direct or indirect subsidiaries, is serving at the request of BHGE LLC or any of its direct or indirect subsidiaries as an officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise. Such persons are entitled to payment in advance of expenses, including attorneys’ fees, that they incur in defending a proceeding, but they will be required to repay any such advance if it is ultimately determined that they were not entitled to indemnification by BHGE LLC. Indemnification is not available for any expenses, liabilities, damages and losses suffered that are attributable to any such person’s or its affiliates’ gross negligence, willful misconduct or knowing violation of the law or for any present or future breaches of any representations, warranties or covenants contained in the BHGE LLC Agreement or in other agreements with BHGE LLC. Furthermore, no indemnification is available to any such person in respect of any taxes or related interest or penalties imposed on such person as a result of certain tax allocations pursuant to the BHGE LLC Agreement.

Under the BHGE LLC Agreement, BHGE LLC maintains and will maintain directors and officers liability insurance.

Tax Classification

The BHGE LLC Agreement provides that the members intend that BHGE LLC be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes, and that each member and BHGE LLC will file all tax returns and will take all tax and financial reporting positions in a manner consistent with such tax treatment.

Amendments

The BHGE LLC Agreement may be amended with the consent of its managing member and the holders of a majority of the voting Common Units not held by BHGE members.

Exchange Agreement

At Closing, GE, BHGE and BHGE LLC entered into the Exchange Agreement, and GE Oil & Gas US Holdings I, Inc., GE Oil & Gas US Holdings, IV, Inc. and GE Holdings (US), Inc. signed joinders thereby becoming party thereto, pursuant to and subject to the terms of which GE and such affiliates of GE (together, the “GE Parties”) have the right to surrender Paired Interests to BHGE LLC in exchange for (i) shares of Class A Common Stock on a one-to-one basis, subject to (x) customary exchange rate adjustments for stock or unit splits, stock or unit dividends or distributions, reclassifications and other similar transactions, (y) adjustments to reflect any repurchases of Class A Common Stock by BHGE to the extent that the repurchase was not funded by a redemption of Common Units by BHGE LLC and (z) any adjustments to reflect any purchases of Common Units by BHGE that are not funded by an issuance of Class A Common Stock or (ii) at the option of BHGE (or BHGE LLC on behalf of BHGE), an amount of cash equal to the aggregate value of the shares of Class A Common Stock that otherwise would be received by the applicable GE Party in the exchange. However, the GE Parties do not have the right to exchange any Paired Interests if, after making the exchange and after giving effect to any disposition of Class A Common Stock made by a GE Party immediately following the exchange, the GE Parties would collectively own more than 50% of the outstanding shares of Class A Common Stock.

The following summary of the terms of the Exchange Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement which is filed as Exhibit 99.6 hereto and incorporated herein by reference.

Subject to certain restrictions under the Stockholders Agreement, in the event of a tender offer, share exchange offer, issuer bid, merger, recapitalization or other similar transaction with respect to Class A Common Stock, the GE Parties will be permitted to exchange Paired Interests for an equivalent number of shares of Class A Common Stock and participate in the transaction. After the Trigger Date, the GE Parties will be required to participate in the transaction if it is (i) a merger or consolidation that would result in holders of Common Stock immediately prior to the merger or consolidation holding a majority of the voting power of the capital stock in a different entity following the merger or consolidation, (ii) the sale or other disposition of all or substantially all of the assets of BHGE or (iii) the acquisition by any party other than GE of a majority of the outstanding equity interests of BHGE that are entitled to vote in elections of directors to the BHGE Board.

BHGE is required at all times to reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of the issuance upon an exchange, the maximum number of shares of Class A Common Stock to be delivered in an exchange, and is required to take all other actions necessary to preserve the one-to-one ratio (or, if different, the applicable exchange rate) between the Common Units owned by BHGE members and the number of shares of Class A Common Stock then outstanding. BHGE and BHGE LLC are required to take all actions necessary so that the number of Common Units outstanding equals the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding, except to the extent that the exchange rate is not one-to-one.

Furthermore, following an exchange in accordance with the terms of the Exchange Agreement, each share of Class B Common Stock subject to the exchange will be canceled by BHGE and the Common Unit constituting a component of the exchange will be deemed transferred from GE to BHGE. If the exchange is made for a cash payment, as described in the first paragraph of this summary of the Exchange Agreement, instead of shares of Class A Common Stock, such Common Unit will be redeemed (or canceled and deemed redeemed) by BHGE LLC.

Registration Rights Agreement

At Closing, BHGE entered into the Registration Rights Agreement to grant GE certain registration rights with respect to its registrable securities, consisting of shares of Class A Common Stock (including shares issuable upon the exchange of Class B Common Stock and Common Units and other securities issued or issuable with respect to such shares).

The following summary of the terms of the Registration Rights Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement which is filed as Exhibit 99.7 hereto and incorporated herein by reference.

GE may require BHGE pursuant to a demand to register under the Securities Act or the Exchange Act all or any portion of these registrable securities under the Securities Act or the Exchange Act for their public offering, listing or trading. GE may also demand registration of securities of any wholly owned subsidiary of GE in connection with, and subject to the requirements applicable to, a Permitted Spin Transaction (as defined in the BHGE LLC Agreement). BHGE will not be obligated to effect a demand registration within 60 days after the effective date of a previous demand registration, other than a shelf registration or if the demand request is for a number of registrable securities with a market value of less than $50 million.

Subject to certain exceptions, BHGE may defer the filing of a registration statement after a demand request has been made if: (i) the BHGE Board determines in good faith that such registration would be materially detrimental to BHGE and its stockholders, or (ii) prior to receiving such demand request, the BHGE Board had determined to effect a registered public offering of BHGE securities for its account and BHGE has taken substantial steps to effect such offering.

In addition, GE has piggyback registration rights, which means that GE and its permitted transferees may include their registrable securities in future registrations of equity securities by BHGE, whether or not that registration relates to a primary offering by BHGE or a secondary offering by or on behalf of any other stockholders of BHGE.

The demand registration rights and piggyback registrations are each subject to market cut-back exceptions, with specified priorities.

BHGE will pay all reasonable out-of-pocket fees and expenses in connection with any registration pursuant to the Registration Rights Agreement, except underwriting discounts, commissions or fees attributable to the sale of shares by the registering stockholder. The Registration Rights Agreement sets forth customary registration procedures, including an agreement by BHGE to make its management available for road show presentations in connection with any underwritten offerings. BHGE also agrees to indemnify GE and its affiliates, to the fullest extent permitted by law, with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to BHGE for use in the registration statement by GE or the registering stockholder.

GE may transfer its rights under the Registration Rights Agreement to any permitted transferee under the Stockholders Agreement who becomes a party to, and agrees to be bound by the terms of, the Registration Rights Agreement. The rights of GE and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the registrable securities covered by the agreement until those securities: (i) have been sold pursuant to an effective registration statement under the Securities Act; (ii) have been sold to the public pursuant to Rule 144 under the Securities Act; (iii) have been transferred in a transaction where the subsequent public distribution of the securities would not require registration under the Securities Act or any similar state law; (iv) are no longer outstanding; (v) in case of registrable securities held by a holder other than GE or its affiliates, such holder holds less than 5% of the then outstanding registrable securities and such securities are eligible for sale pursuant to Rule 144 under the Securities Act; or (vi) in the case of registrable securities held by GE or its affiliates, GE or its affiliates holds less than 3% of the then outstanding registrable securities and such securities are eligible for sale pursuant to Rule 144 under the Securities Act.

Tax Matters Agreement

At Closing, BHGE, GE, EHHC and BHGE LLC entered into a Tax Matters Agreement (the “Tax Matters Agreement”). The Tax Matters Agreement governs the administration and allocation between the parties of tax liabilities and benefits arising prior to, as a result of, and subsequent to the Transactions, including certain restructuring transactions in connection therewith, and the respective rights, responsibilities and obligations of GE and BHGE, with respect to various other tax matters.

The following summary of the terms of the Tax Matters Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement which is filed as Exhibit 99.8 hereto and incorporated herein by reference.

Under the Tax Matters Agreement, BHGE LLC generally is responsible for any (i) pre-closing taxes of Baker Hughes and its subsidiaries, and (ii) pre-closing non-income taxes of GE O&G, in each case, other than certain taxes related to the Transactions, including restructuring transactions, for which GE will be responsible. GE generally is responsible for (i) any pre-closing income taxes of GE O&G, and (ii) certain taxes related to the Transactions, including restructuring transactions, undertaken by GE and Baker Hughes (and their respective subsidiaries).

Following Closing, BHGE or BHGE LLC (or their respective subsidiaries) may be included in group tax returns with GE. If and to the extent a BHGE or BHGE LLC entity is included in such group tax returns, (i) BHGE or BHGE LLC will be required to pay GE an amount intended to approximate the amount that such entity would have paid if it had not been included in such group tax returns and had filed separate tax returns, and (ii) GE will be required to pay BHGE or BHGE LLC the amount of any reduction in taxes payable with respect to the applicable group tax return that results from losses that would have been reflected on such separate tax returns.

The Tax Matters Agreement also provides for the sharing of certain tax benefits (i) arising from the Transactions, including restructuring transactions, and (ii) resulting from allocations of tax items by BHGE LLC. GE is entitled to 100% of these tax benefits to the extent that GE has borne any taxes, after utilization of legacy BHGE tax attributes, arising from certain of the Transactions, including restructuring transactions. Thereafter, these tax benefits will be shared by GE and BHGE in accordance with their economic ownership of BHGE LLC, which immediately following Closing is approximately 62.5% and approximately 37.5%, respectively. BHGE LLC may be required to make cash payments to BHGE members or GE relating to the sharing of these tax benefits. Any such cash payments may be subject to adjustment based on certain subsequent events, including tax audits or other determinations as to the availability of the tax benefits with respect to which such cash payments were previously made.

GE also is entitled to 50% of the actual tax savings of BHGE derived from certain tax attributes resulting from an exchange by GE of Paired Interests for shares of Class A Common Stock (or, at the option of BHGE, cash) pursuant to the Exchange Agreement (referred to below as the “Exchange Benefits”). Such an exchange by GE is precluded for a period of two years beginning on the Closing Date.

Upon an exchange (other than in connection with a spin-off or split-off), Exchange Benefits would generally be expected to relate to an adjustment of the tax basis of the assets of BHGE LLC based on the difference between the fair market value at the time of the exchange and the historic tax basis. Such a change in tax basis of assets would cause a revaluation of deferred taxes of BHGE based on the difference between the book value of assets and the new tax basis of assets. Any resulting deferred tax asset would be subject to a valuation allowance if, and to the extent, it is not more likely than not to be realized. In addition, BHGE’s liability to GE would be recorded at the best estimate of any eventual payments to be made when such payments are considered probable and estimable.

In the event of certain material breaches by BHGE of its payment obligations with respect to Exchange Benefits together with certain events relating to the creditworthiness of BHGE, obligations under the Tax Matters Agreement with respect to the Exchange Benefits would accelerate and become payable based on certain assumptions, including the assumption that BHGE would have sufficient taxable income to fully utilize any potential future Exchange Benefits. In addition, upon certain mergers, assets sales, other forms of business combinations or other changes of control, all payments with respect to Exchange Benefits following such a change of control would be mutually determined by GE and BHGE acting in good faith based on projected standalone taxable income of BHGE LLC as of immediately prior to such change of control.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

Exhibit 99.2
Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3
Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4
Stockholders Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.5
Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6
Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7
Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.8
Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer  (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

SIGNATURE

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2017

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

GE INVESTMENTS, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL ELECTRIC COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company.  The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

John J. Brennan (Director)	Chairman Emeritus and Senior Advisor, The Vanguard Group Malvern, Pennsylvania	United States

Francisco D’Souza (Director)	Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

Marijn E. Dekkers (Director)	Chairman of the Board, Unilever PLC and Unilever N.V. Rotterdam, The Netherlands and London, United Kingdom	United States and The Netherlands

Peter B. Henry (Director)	Dean & Professor of Economics & Finance, NYU’s Stern School of Business New York, New York	United States

Susan J. Hockfield (Director)	President Emerita and Professor of Neuroscience, the Massachusetts Institute of Technology Cambridge, Massachusetts	United States

Jeffrey R. Immelt (Director and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Andrea Jung (Director)	President, Chief Executive Officer and Director, Grameen America New York, New York	Canada

Name	Present Principal Occupation or Employment	Citizenship

Robert W. Lane (Director)	Former Chairman of the Board and Chief Executive Officer, Deere & Company Moline, Illinois	United States

Risa Lavizzo-Mourey (Director)	Former President and CEO, Robert Wood Johnson Foundation Princeton, New Jersey	United States

Rochelle B. Lazarus (Director)	Chairman Emeritus and former Chief Executive Officer, Ogilvy & Mather Worldwide New York, New York	United States

Lowell C. McAdam (Director)	Chairman & Chief Executive Officer, Verizon Communications Basking Ridge, New Jersey	United States

Steven M. Mollenkopf (Director)	Chief Executive Officer and Director, Qualcomm Incorporated San Diego, California	United States

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

James E. Rohr (Director)	Former Chairman and Chief Executive Officer, PNC Financial Services Group Pittsburgh, Pennsylvania	United States

Mary L. Schapiro (Director)	Vice Chairman, Advisory Board of Promontory Financial Group and former Chairman, U.S. Securities and Exchange Commission Washington, DC	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York	United States

Jeffrey S. Bornstein (Vice Chairman and Chief Financial Officer)	Vice Chairman and Chief Financial Officer, General Electric Company	United States

Elizabeth J. Comstock (Vice Chairman, Business Innovation)	Vice Chairman and Chief Executive Officer, Business Innovations, General Electric Company	United States

Name	Present Principal Occupation or Employment	Citizenship

Alex Dimitrief (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary, General Electric Company	United States

Jan R. Hauser (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

David L. Joyce (Vice Chairman)	Vice Chairman of General Electric Company; President & CEO, GE Aviation	United States

Susan P. Peters (Senior Vice President, Human Resources)	Senior Vice President, Human Resources, General Electric Company	United States

John G. Rice (Vice Chairman)	Vice Chairman, President and CEO, Global Growth Organization of General Electric Company	United States

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
GE INVESTMENTS, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Investments, Inc.  The business address of each director and executive officer of GE Investments, Inc. is 901 Main Avenue, Norwalk, Connecticut 06851-1168.

Name	Present Principal Occupation or Employment	Citizenship

Chinmay Trivedi (Director and President)	Deputy Treasurer – Chief Operations Officer, GE Capital	United States

Robert Giglietti (Director, Vice President and Treasurer)	Operational Controller, General Electric Company	United States

Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States

Donald Calvert (Vice President – Taxes)	Director – Mergers & Acquisitions, General Electric Company	United States

Alan Redmer (Vice President – Taxes)	Director – Tax Accounting, General Electric Company	United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
GE OIL & GAS US HOLDINGS I, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Oil & Gas US Holdings I, Inc.  The business address of each director and executive officer of GE Oil & Gas US Holdings I, Inc. is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

Name	Present Principal Occupation or Employment	Citizenship

Robert Giglietti (Sole Director and Vice President)	Operational Controller, General Electric Company	United States

Chinmay Trivedi (President)	Deputy Treasurer – Chief Operations Officer, GE Capital	United States

Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF
GE OIL & GAS US HOLDINGS IV, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Oil & Gas US Holdings IV, Inc.  The business address of each director and executive officer of GE Oil & Gas US Holdings IV, Inc. is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

Name	Present Principal Occupation or Employment	Citizenship

Robert Giglietti (Sole Director and Vice President)	Operational Controller, General Electric Company	United States

Chinmay Trivedi (President)	Deputy Treasurer – Chief Operations Officer, GE Capital	United States

Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF
GE HOLDINGS (US), INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Holdings (US), Inc.  The business address of each director and executive officer of GE Holdings (US), Inc. is 901 Main Avenue, Norwalk, Connecticut 06851-1168.

Name	Present Principal Occupation or Employment	Citizenship

Robert Giglietti (Sole Director and Vice President)	Operational Controller, General Electric Company	United States

Chinmay Trivedi (President)	Deputy Treasurer – Chief Operations Officer, GE Capital	United States

Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States